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                                                                 Exhibit (d)(16)


                  TENDER OFFER FOR AMWAY ASIA PACIFIC COMPLETED

ADA, Michigan - December 22, 1999 - New AAP Limited today announced the final results of its cash tender offer to purchase the approximately 15% of Amway Asia Pacific (NYSE: AAP; ASX: AMW) common stock that the principal shareholders of Amway Asia Pacific do not currently own or control. The offer and withdrawal right for the common stock expired on December 17, 1999. Pursuant to the Offer, New AAP Limited purchased 8,181,756 shares of common stock, $.01 par value, including shares tendered pursuant to the guaranteed delivery procedure, for US$18.00 per share, in cash. Payment for the shares purchased pursuant to the Offer will promptly be made through First Chicago Trust Company of New York, the Depositary for the Offer.

New AAP Limited purchased pursuant to the Offer an aggregate of 1,128,580 shares of common stock from two foundations established by certain of the principal shareholders. Giving effect to this purchase, the tendered shares, together with the 46,844,950 shares of Amway Asia Pacific that the principal shareholders currently own, represent approximately 97.4 percent of Amway Asia Pacific's outstanding shares.

New AAP will now proceed to complete a merger or compulsory share purchase in which it will acquire the remaining publicly held shares of Amway Asia Pacific for $18.00 per share in cash. This transaction is expected to be completed in the next few months. The principal shareholders of Amway Asia Pacific are certain corporations, trusts, foundations and other entities formed by or for the benefit of the Van Andel and DeVos families.

Headquartered in Hong Kong, Amway Asia Pacific Ltd. is the exclusive distribution vehicle for Amway Corporation in Australia, Brunei, People's Republic of China, Macau, Malaysia, New Zealand, Taiwan and Thailand. Amway Asia Pacific Ltd. is one of the largest direct selling companies in the region, based on sales of Amway consumer products offered through a core distributor force of approximately 601,000 independent distributors at August 31, 1999. Amway Asia Pacific Ltd. is listed on the New York Stock Exchange (AAP) and the Australian Stock Exchange (AMW). Current press releases and SEC earnings filings are available through the Internet at http://www.aap-amway.com.

CONTACT:

Holly A. Clemente
Director of Investor Relations
616-787-8688